Jan. 12, 2012
Bridgette Lippmann
Special Counsel
Mara L. Ransom
Assistant Director
United States
Securities and Exchange Commission
Washington, D.C. 20549

Re: Petrus Resources Corporation
Amendment No. 1 to Registration Statement on Form S-1
Filed November 3, 2011
File No. 333-176879

Dear Ms. Ransom,

The following are the responses to your comment letter dated November 17, 2011.

Prospectus Cover Page

1. Please revise your references to XYZ Securities Corp. throughout the filing, since it appears that you are referring to UnderHill Securities Corp.

Revised to properly reflect Merrimac Corporate Securities, Inc.

2. We note your response to comment 7 in our letter dated October 14, 2011 and the related revisions in your filing. We further note your statement in the penultimate sentence of the fourth paragraph that “[t]he Company is a development stage company whichcurrently has limited operations and has not generated any revenue.” Please clarify you currently have no operations.

Revised to clarify that the Company has no operations.

Bridgette Lippmann
January 12, 2012

Prospectus Summary, page 4

The Company, page 4

Business Overview, page 4

3. We note your response to comment 9 in our letter dated October 14, 2011 that you have revised your filing for consistency. It does not appear you have made the appropriate revision to page 22. Please revise the following statement in the fourth paragraph on page 22 to comply with Rule 419(e)(3) of Regulation C: “[i]n order to provide further assurances that no trading will occur in the Company's securities until a merger or acquisition has been consummated, the shareholder has agreed to place his respective stock certificate with the Company's legal counsel, who will not release these respective certificates until such time as legal counsel has confirmed that a merger or acquisition has been successfully consummated.”

Revised for consistency.

4. We note your response to comment 10 in our letter dated October 14, 2011 and the related revisions in your filing. Please clarify this disclosure to state Mr. O’Dare is the sole shareholder, CEO and CFO of these blank check companies.

Revised to clarify that Mr. O’Dare is the sole shareholder, CEO and CFO of these companies.

The Offering, page 5

5. We note your response to comment 11 in our letter dated October 14, 2011 that “this 10% may not be released until completion of the primary offering.” We also note your statement on the prospectus cover page that “no funds shall be released to Petrus Resources Corporation until such a time as the maximumproceeds [sic] are raised when up to 10% may be released under Rule 419” and your statement on page 19 that “[a]ll subscription funds will be held in the Escrow Account pending achievement of the Minimum Offering...” Please clarify whether the 10% will be released upon achievement of the minimum proceeds or upon achievement of the maximum proceeds. Please also clarify the following statement in the fifth paragraph of the prospectus cover page to specify whether the 10% will be released upon achievement of the minimum proceeds or upon achievement of the maximum proceeds: “[e]xcept for an amount up to 10% of the deposited funds otherwise releasable under Rule 419 after the close of the offering, the deposited funds and the deposited securities may not be released…” Please review your entire filing for compliance with this comment.

Revised to consistently state maximum proceeds.

Bridgette Lippmann
January 12, 2012

Plan of Distribution, page 17

6. We note your response to comment 17 in our letter dated October 14, 2011 and the related revisions in your filing. Please:

•	clarify, if true, in the last sentence of the penultimate paragraph on page 5 that Mr. O’Dare will not be acting as a selling agent, and

•	provide the information required by Item 508(c)(2) and (h) of Regulation S-K.

Please also file your agreement with your selling agent as an exhibit. Please see Item 601(b)(10) of Regulation S-K.

Clarified that Mr. O’Dare will not be acting as a selling agent and information about Merrimac added along with the Sales Agent Agreement being attached as an exhibit.

Financial Statements, page F-1

Statement of Stockholder’s Deficit, page F-5

7. We have reviewed your response to comment 26 in our letter dated October 14, 2011. Since it appears that you did not receive or pay cash in regards to the issuance of your eight million shares, it is unclear why your disclosures indicate that the shares were issued for cash and why you reflect the transaction as a financing cash inflow. As noted in SAB Topic 5T, it appears that the expenses paid on your behalf by your officer and director should be reflected as an expense in your financial statements with a corresponding credit to equity. Accordingly, it appears this non-cash expense should be added back to operating cash flows pursuant to ASC 230-10-45-28. If our understanding is not correct, please explain to us the nature of the transaction in further detail and why you believe your treatment complies with GAAP.

Exhibit 23.1

8. Please obtain a revised consent from your auditors to correct the report and financial statement dates that are not consistent with the dates included within your filing.

Updated consent attached.

Very truly yours,

/s/ Rory O’Dare
Rory O’Dare, President
Petrus Resources Corporation